

December 14, 2006

Mr. Stephen J. Wuori
Group Vice President and Chief Financial Officer
Enbridge Inc.
3000 Fifth Avenue Place
425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

> **Re: Enbridge Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **Form 40-F/A for the Fiscal Year Ended December 31, 2005**
> **Filed November 24, 2006**
> **File No. 001-15254**

Dear Mr. Wuori:

We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

Sincerely,

April Sifford
Branch Chief